U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-07567				February 28, 2015
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

State Street Navigator Securities Lending Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Lincoln Street, Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

State Street Navigator Securities Lending Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each active series within State Street Navigator Securities Lending Trust, hereafter referred to as “the Trust”, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 28, 2015. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2015 and with respect to agreement of security purchases and sales, for the period from December 31, 2014 (the date of our last examination), through February 28, 2015:

•	For securities which were held by each active series as applicable at February 28, 2015, we read the reconciliations of the State Street Bank and Trust Company (“Custodian”) investment securities to the positions held for the Custodian’s account at an omnibus level at the Depository Trust Company. We also independently confirmed each of these securities held by the Depository Trust Company in book entry form at an omnibus level;

•	Confirmation of all domestic and foreign time deposits for each active series as applicable at February 28, 2015 with counterparty brokers and banks;

•	Agreed the Custodian’s Eurodollar certificates of deposit and treasury bill positions in aggregate as applicable for each active series at February 28, 2015 to the positions held in an omnibus account and independently confirmed the positions in the omnibus account with the Trust’s sub-custodian, Deutsche Bank, London Branch, and the Federal Reserve Bank of Boston and Clearstream Banking SA;

•	Reconciliation of all such securities to the books and records of each active series and the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

•	Agreement of 16 security purchases and 16 security sales or maturities since our last report from the books and records of each of the active series within the Trust to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that each active series of the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2015 with respect to securities reflected in the investment account of the those active series within the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
February 1, 2017

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

The undersigned, President and Treasurer of each active series within State Street Navigator Securities Lending Trust; hereafter each collectively referred to as “the Trust,” as members of management of the Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, under the Investment Company Act of 1940, as amended (the “1940 Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed, or caused to be performed, an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2015, and from December 31, 2014 through February 28, 2015.

Based on this evaluation, we assert that, to the best of our knowledge, the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the 1940 Act as of February 28, 2015, and from December 31, 2014 through February 28, 2015, with respect to securities and similar investments reflected in the investment account of each active series within the State Street Navigator Securities Lending Trust.

State Street Navigator Securities Lending Trust

By:	/s/ Ellen M. Needham
President

2/1/2017
Date

By:	/s/ Chad Hallett
Treasurer

2/1/2017
Date